UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912—Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Candidates nominated by non-controlling shareholder

for the Fiscal Council

Rio de Janeiro, March 26, 2018—Petróleo Brasileiro SA—Petrobras, under the terms of the OFÍCIO-CIRCULAR/CVM/SEP/Nº02/2018, informs that it received nominations of candidates for the Fiscal Council (CF), whose elections will take place at the Annual General Meeting of April 26, 2018.

The stockholders Fundo de Investimento em Ações Dinâmica Energia, Banclass Fundo de Investimento em Ações and other shareholders are indicating the following candidates:

Name of Applicant Position to Apply	Position to compete
Reginaldo Ferreira Alexandre	Member of the CF by minority shareholders (holder)
Aloísio Macário Ferreira de Souza	Member of the CF by minority shareholders (alternate)
Marcelo Gasparino da Silva	Member of the CF by the preferred shareholders (holder)
Susana Hanna Stiphan Jabra	Member of the CF by the preferred shareholders (alternate)

Attached, the curriculum vitae of the candidates indicated.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Reginaldo Ferreira Alexandre, an economist with 18 years of experience in the area of investment analysis, analyst, organizer and director of analytical teams, has held these positions successively at Citibank, Unibanco, BBA (currently ltaú-BBA) and ltaú Corretora of Securities. He also worked as a corporate credit analyst (Citibank) and as a consultant in the areas of strategy (Accenture) and corporate finance (Deloitte). He currently works at ProxyCon Consultoria Empresarial, a company dedicated to advisory and service activities in the areas of capital markets, finance and corporate governance. Member of the Accounting Pronouncements Committee (CPC)—body that formulates Brazilian accounting standards—since its foundation in 2005. Vice Coordinator of Institutional Relations of the CPC. Certified Investment Analyst (CNPI). Securities manager accredited by the CVM. Currently a member of the Fiscal Councils of the following public companies: Paraná Sanitation Company—Sanepar (elected in April 2017) lochpe Maxion SA (elected in April/2013 and re-elected in April /2014, 2015, 2016 and (Elected in April/2015 and re-elected in April/2016 and 2017) Alternate member, currently, of the Councils of the following companies, elected in April/2014 and re-elected in April/2014, 2015, 2016 and 2017. publicly-traded companies: Bradesco SA (alternate member of the Fiscal Council, elected in March 2017) CPFL Energia SA (alternate member of the Fiscal Council, elected in February 2017) Alternate Board Member of Mahle Metal Leve SA (elected in April / (Elected in April /2015 and re-elected in April / 2016) Aliansce Shopping Centers SA (elected in April / 2014 and re-elected in April / 2014 and re-elected in April / 2016 and re-elected in April / 2016 and 2017) 2015) Cremer SA (Chairman of the Fiscal Council, elected in (elected in April / 2017) Paraná Banco SA (elected in April / 2011 and re-elected in April / 2012, 2013, 2014 and 2015) Movida SA (elected in April / 2011 and re-elected in April / re-elected in April / 2012) Tele Norte Celular Participações S.A (elected in April / 2006 and re-elected in April / 2007) Unipar Carbocloro SA (elected in April / 2012 and re-elected in April / 2013 and April / 2015) Bradespar SA (alternate, elected in April 2012) Cia Siderúrgica Belga-Mineira , currently Arcelor Mittal (alternate, elected in April 2004 and re-elected in April 2005) Grendene SA (alternate, elected in April 2012 and re-elected in April / 2013 and 2014) Romi Industries (alternate, elected in April / 2015) Grazziotin SA (alternate, elected in April / 2015) SLC Agrícola (alternate, elected in April / 2013 and re-elected in April 2014 and 2015) Former president of the Brazilian Association of Analysts and Investment Professionals of the Capital Markets—APIMEC, elected for the period 2015/16. Former president of the Brazilian Association of Analysts and Investment Professionals of the APIMEC Capital Market, São Paulo section, elected for the period 2011-2012. One of the authors of the Brazilian Code of Corporate Governance—Open Companies Member of the Special Committee on Corporate Governance of the American Chamber of Commerce (Amcham) Member of the State Governance Committee of BMF & Bovespa ex—member of the Acquisitions and Mergers Committee—CAF.

Aloísio Macário Ferreira de Souza is Member of the Board of Directors of IBGC—Brazilian Institute of Corporate Governance and Coordinator of the Rio de Janeiro Chapter of that Entity. He holds a Bachelor’s degree in Accounting Sciences. Has an MBA in Complementary Social Security—Instituto IDEAS I COPPE-UFRJ—2005; MBA in Advanced Modeling of Business Assessment—CEFET-RJ—2003; MBA in Management of Commercial and Investment Banking—Citibank (USA)—1992. Retired, has worked for the last 5 years as Vice President of Human Resources at USIMINAS (Nov / 2014—Sep / 2015) and previously as Executive Manager of PREVI—Banco do Brasil Employees Pension Fund (June / 2004 until August / 2011, when retired). Mr. Aloísio Macário is currently Member of the Fiscal Council of GUARANI S. A. (since June 2009) and Member of the Board of Alternate Directors of CEMIG—Cia. Energética de Minas Gerais. He was Member of the Board of Directors of USIMINAS (May / 2010 to April / 2014); and Fiscal Council Member of CELESC and does not participate in third sector organizations.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Marcelo Gasparino da Silva, Chairman of the Board of Directors and member of the Board of Directors and Fiscal, coordinator and member of committees of finance, auditing, risks, legal, compliance and related parties in publicly-held companies. Lawyer Specialist in Corporate Tax Administration by ESAG and MBA in Controlling, Auditing and Finance (attending). Chairman of the Board of Directors of ETERNIT (2017-2018), Member of the Board of Directors of ELETROPAULO (2016-2018), CEMIG (2016-2018) and KEPLER WEBER (2017-2019), and alternate member of PETROBRAS ‘ -2018). He was Chairman of the Board of Directors of Usiminas (2015-2016) and member of the Board of Directors of Bradespar (2015-2016), Battistella (2016-2017), Celesc (2011-2014), Eletrobras (2012-2014 and 2016), Tecnisa (2012-2014) and Vale (2016-2017), in addition to Usiminas itself (2012-2016). He was Fiscal Council Member of Bradespar (2014-2015), AES Eletropaulo (2012-2013), AES Tietê (2013-2014), and Eletrobras (2014-2015). He is Chairman of the Related Party Committee and member of Eletropaulo’s Audit Committee (2017-2018), and member of CEMIG’s Finance, Audit and Risk Committee (2017-2018). He was Coordinator of the Legal and Compliance Committee of ETERNIT (2015-2017). He was a founding partner and Chairman of the Advisory Board of Gasparino, Sachet, Roman, Barros & Marchiori Advogados, where he worked as a lawyer until 2006. He started his executive career as CELESC’s Legal and Institutional Director (2007-2009). Participates in the CEO Program FGV 2016 (IBE / FGV / IDE). He attended the Executive Program on Mergers and Acquisitions at London Business School and attended specific courses in the financial and strategic areas at the IOD—Institute of Directors in London. He is co-founder and Coordinator of the Santa Catarina Chapter, Certified Management Advisor and composes the IBGC Board of Directors. He is a member of the AMEC Technical Committee and of the IBGC Legal and Societies of Mixed Economy Committees. With solid training in Corporate Governance and experience in boards of directors and tax, he contributed to the IBGC and to AMEC in the construction of the Brazilian Corporate Governance Code—“CBGC” and from its launch he inserted it as a working tool in all companies which is working, in particular the “APPLY OR EXPLAIN” model, a system that recognizes the practice of corporate governance is a journey and should not translate into a rigid model of regulation applicable equally to all companies. With passages in companies of the sectors of generation, transmission and distribution of energy, natural gas distribution, mining, steel and steel processing, port, base industry, civil construction, building materials and finishes, vehicle distribution and holding company acquired knowledge in industry, commerce and services, skills that allow constructive contribution in the most diverse matters and strategies that are dealt with in the boards that participate, such as turnaroud, capital structure, merger & acquisitions, sale of non core assets, financial restructuring of companies in crisis, succession of executives, among others. Participated in the deep process of awareness of the importance of the presence of independent members elected by minority shareholders occurred in the last 7 years. The failures of corporate governance that prevailed in state-controlled companies, coupled with the corruption problems that spread in Petrobras and Eletrobras, among others, negatively affected the Brazilian capital market, obliging us to rethink the current rules of governance and create rules much more rigid and much more severe punishments.

Susana Hanna Stiphan Jabra, has experience as Fiscal Counselor—Full Member of the Fiscal Council of Kepler-Weber SA (2016/2017), JSL SA (2012/13, 2013/14 and 2014/15), Paranapanema SA (2014 / 15 and 2015/2016), CSU Cardsystem SA (2013/14), BRF SA (2012/13, 2013/14 and 2014/15), CPFL Energia SA (2005/06, 2007/08 and 2010/11), CPFL Paulista, CPFL Geração and CPFL Piratininga (2005/06 and 2007/08), Companhia de Ferro Ligas da Bahia SA—FERBASA (2010/11 and 2011/12), Universo Online SA (2010/11 and 2011/12), Member Substitute of the Fiscal Council of ltaú Unibanco Holding SA (2009/10), Movida SA (2016-2017), Bardella SA (2017/2018), Fras-Le SA (2009/10) and BRF SA (2015/2016, 2016/2017 and 2017/2018).

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer